UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                                SCHEDULE 13G


                 Under the Securities Exchange Act of 1934
                             (Amendment No. 1)*


                  National Convenience Stores Incorporated
----------------------------------------------------------------------
                              (Name of Issuer)

                               Common Shares

                       (Title of Class of Securities)
----------------------------------------------------------------------
                                635570-50-0
                       -----------------------------
                               (CUSIP Number)


Check the following box if a fee is being paid with this statement ____.
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             Page 1 of 4 Pages






















                                SCHEDULE 13G
CUSIP No. 635570-50-0                                   Page  2  of 4 Pages


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Quaker Capital Management Corporation
          -------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) ___
                                                                    (b)  X
                                                                        ---
3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

          Pennsylvania
          ------------

  NUMBER OF              5  SOLE VOTING POWER               0
   SHARES
BENEFICIALLY             6  SHARED VOTING POWER             0
  OWNED BY
    EACH                 7  SOLE DISPOSITIVE POWER          0
  REPORTING
   PERSON                8  SHARED DISPOSITIVE POWER        0
    WITH

 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     0
     -

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     __

          Not applicable.

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          0%
          --

12   TYPE OF REPORTING PERSON*

          IA
          --

















                      AMENDMENT NO. 1 TO SCHEDULE 13G
                           CUSIP NO. 635570-50-0

     This constitutes Amendment No. 1 to the Schedule 13G of Quaker Capital Management Corporation filed with the Securities and Exchange Commission on February 14, 1995 relating to the Common Stock of National Convenience Stores Incorporated (the "Schedule 13G").

Item 4 of the Schedule 13G is hereby amended and restated to read in its entirety as follows:

Item 4.   Ownership
          ---------

          (a)  Not applicable.

          (b)  Not applicable.

          (c)  Not applicable.

Item 5 of the Schedule 13G is hereby amended and restated to read in its entirety as follows:

Item 5.   Ownership of Five Percent or Less of a Class
          --------------------------------------------

          The Reporting Person has ceased to be the beneficial owner of more than five percent of the Issuer's Common Stock.

Item 6 of the Schedule 13G is hereby amended and restated to read in its entirety as follows:

Item 6.   Ownership of More than Five Percent on
          Behalf of Another Person
          ------------------------

          Not applicable.



















                             Page 3 of 4 Pages










                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                         QUAKER CAPITAL MANAGEMENT CORPORATION




February 15, 1996        By: /s/ Mark G. Schoeppner
                            -----------------------------------
                                Mark G. Schoeppner
                                  President







































                             Page 4 of 4 Pages